SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

CC JEWELRY CO., LTD.
_____________________________________________________________________________
(NAME OF ISSUER)

            Ordinary Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G1986Y 10 4
_____________________________________________________________________________
(CUSIP NUMBER)

Christopher S. Auguste
Bil Huo
Ari Edelman
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100
_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2010
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G1986Y 10 4	13D

1		NAME OF REPORTING PERSONS Jin Fan Commerce Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,100,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,100,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,100,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.5%(1)
14	TYPE OF REPORTING PERSON CO
(1)
A total of 12,000,000 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of September 29, 2010.  Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No. G1986Y 10 4	13D

1		NAME OF REPORTING PERSONS Quanxiang Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,100,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,100,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,100,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.5%(2)
14	TYPE OF REPORTING PERSON IN
(1)
Represents 8,100,000 shares held by Jin Fan Commerce Company Limited, a British Virgin Islands company, which is beneficially owned and controlled by Mr. Quanxiang Chen, its sole director and shareholder.

(2)
A total of 12,000,000 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of September 29, 2010.  Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Item 1.	Security and Issuer

The class of equity securities to which this statement (the “Statement”) relates is: ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of CC Jewelry Co., Ltd., a British Virgin Islands company (the “Issuer”). The Issuer’s principal executive offices are located at 186 Pingyang Road, 6th Floor, Taiyuan City, Shanxi, 030006, People’s Republic of China.

Item 2.	Identity and Background

(a)           The persons filing this Statement are Quanxiang Chen, a natural person, and Jin Fan Commerce Company Limited, a British Virgin Islands company (“Jin Fan,” and together with Mr. Chen, the “Reporting Persons”) which is wholly owned and controlled by Mr. Chen.

(b)           The business address of Mr. Chen is 186 Pingyang Road, 6th Floor, Taiyuan City, Shanxi, 030006, People’s Republic of China, which is also the location of Jin Fan’s principal office.

(c)           The principal occupation of Mr. Chen is Chief Executive Officer of Taiyuan Basic Points. Jin Fan is a holding company and it’s principal business is to hold, transact or otherwise deal in the securities of the Issuer.

(d)-(e)  During the last five years, neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Chen is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds

The Reporting Persons received the securities covered by this Statement pursuant to that certain share exchange agreement (the “Share Exchange Agreement”), dated September 10, 2010, by and among Super Champ Group Limited (“Super Champ”), the shareholder of Super Champ, Square. C Commerce Company Ltd. (“Square C”) and the shareholders of Square C.  Pursuant to the Share Exchange Agreement, all of the equity interests of Square C held by Jin Fan were exchanged for 8,100,000 Ordinary Shares of Super Champ, which changed its name to CC Jewelry Co., Ltd.

Mr. Chen is the sole director and shareholder of Jin Fan and may be deemed to be the beneficial owner of the shares held by it.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired the Issuer’s Ordinary Shares pursuant to the transactions described in Item 3 above.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           For purposes of Rule 13d-3 promulgated under the Act, Mr. Chen beneficially owns and controls the 8,100,000 Ordinary Shares of the Issuer held by Jin Fan, representing 67.5% of the outstanding Ordinary Shares of the Issuer (based on 12,000,000 Ordinary Shares outstanding as of September 29, 2010, as reported in the Issuer’s registration statement on Form F-1 filed on September 29, 2010). Mr. Chen owns and controls the shares held by Jin Fan because he is Jin Fan’s only shareholder.

(b)           Mr. Chen has sole voting and dispositive power over the 8,100,000 Ordinary Shares of the Issuer that are directly and beneficially owned by Jin Fan. Mr. Chen does not own any other securities of the Issuer.

(c)           Other than the transactions described in Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)           No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)   Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1.
Share Exchange Agreement by and among Super Champ Group Limited, the shareholder of Super Champ Group Limited, Square. C Commerce Company Ltd., and the shareholders of Square. C Commerce Company Ltd., dated September 10, 2010 (incorporated by reference to Exhibit 4.1 to the Issuer’s Shell Company Report on Form 20-F filed on September 16, 2010).

Exhibit 2.	Joint Filing Agreement between Jin Fan Commerce Company Limited and Mr. Quanxiang Chen.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 21, 2010
JIN FAN COMMERCE COMPANY LIMITED
By: /s/ Quanxiang Chen
Name: Quanxiang Chen Title: Director

/s/ Quanxiang Chen
Quanxiang Chen

Exhibit 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares of CC Jewelry Co., Ltd., and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Date: October 21, 2010
JIN FAN COMMERCE COMPANY LIMITED
By: /s/ Quanxiang Chen
Name: Quanxiang Chen Title: Director

/s/ Quanxiang Chen
Quanxiang Chen